Exhibit 99.1

At the Forefront of Plant Genomics

1
Introducing Evogene
18 June, 2014         Ofer Haviv
        President & CEO

At the Forefront of Plant Genomics
This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and
“potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-
looking statements contained in the PSLRA.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance.
Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond
Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the
Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of
Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.
Safe Harbor Statement

At the Forefront of Plant Genomics

1.
Who we are
2.
Areas of activity
3.
Corporate and financial overview
Summary

At the Forefront of Plant Genomics
Our mission	¢ To improve plant productivity and performance by harnessing the power of plant genomics
Products and end -markets	¢ Core business - seed traits: biotech seeds (c.$20bn) and conventional seeds (c.$19bn) ¢ Emerging businesses: ag-chemicals (c.$54bn) and second generation feedstock for biofuels (castor bean)
What we do	¢ Currently mainly focused on identifying, validating and licensing genes to improve seed traits ¢ Focus on traits with the highest economic value for farmers
Potential revenue sources	¢ Short to medium term: R&D and milestone payments from partners; castor seed sales ¢ Long-term: royalties from seed traits and ag-chemicals
Core competencies
¢ Fundamental understanding of plant genomics and established track record
¢ Unique proprietary computational platforms and scientific expertise for genomic discoveries
¢ Addressing the industry’s bottleneck of integrating and analyzing genomic ‘big data’

Partnership model	¢ Collaborations with five of the world’s leading seed companies ¢ Monsanto is a strategic shareholder holding c. 9.8%
Evogene at a glance

At the Forefront of Plant Genomics
The challenge and opportunity
The challenge: producing more with less
World population (in billions) I Source: United States Census Bureau.
Hectares per capita, globally I Source: FAO.
World population
Arable land per capita
The solution: increasing plant productivity and performance
Seed traits
Ag-chemicals

The opportunity: utilizing plant genomics to improve plant productivity

At the Forefront of Plant Genomics
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Strategic position in plant genomics
Unique technology platform combining expertise in plant science and cutting edge computational skills

Our technology drives our business

At the Forefront of Plant Genomics
Our business
Our core business
Our emerging businesses
Seed traits
¢ Yield and abiotic stress
¢ Biotic stress
 Ag-chemicals
 Seeds
¢ We focus on traits with the highest economic value for farmers
¢ We identify genes linked to key traits and license them to seed companies
¢ Our partners develop and plan to commercialize seeds containing our genes
 ✓ Our patent portfolio covers c.4000 genes
 ✓ We manage 23 product programs, comprised of various trait/crop combinations
 ✓ 100’s of our genes are undergoing field trial validation in our partners’ pipelines
 ✓ We continuously identify new genes under most of our product programs
¢ Emerging focus on identifying new targets for novel herbicides
¢ We also intend to develop chemical molecules as crop enhancers
¢ Developing improved castor seeds as a viable alternative feedstock for biodiesel
¢ Completed three years of successful field trials in Brazil
¢ Recently signed agreement for commercial production in 2016

At the Forefront of Plant Genomics
Our revenue model
Discovery
Partner
Product development
▪ R&D payments paid by partner in the majority of our collaborations
▪ Additional payments received upon achieving predetermined objectives
▪ Potential royalties vary on average between 5%-12% of future trait sales
D
M
R
D
M
M
M
M
Note: Timing and trigger of milestone payments may vary between agreements.
▪ Revenue from direct castor bean seed sales anticipated from 2016 onwards
Seed traits and ag-chemicals
Seeds - Evofuel
Evogene

Commercialization
R

At the Forefront of Plant Genomics
Note:  Average duration may overlap and could be longer or shorter than estimated, depending on a range of factors, including, but not limited to, the type of crop and trait involved. Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
 (1) Based on Company experience; (2) Based on Company estimations; (3) Based on Monsanto‘s Supplemental Toolkit, 2011.
Source:  Average probability of success based on Monsanto’s Supplemental Toolkit, 2011. The probabilities and related figures contained herein are provided strictly for illustrative purposes, and, except where expressly noted, do not reflect the estimates, calculations, or probabilities of any other source other than Monsanto’s Supplemental Toolkit, 2011.
Seed traits - product advancement
Y0	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15…
Pool of candidate genes
18 months
2-5 years(1)
2-4 years
1-2 years
1-3 years
Discovery
Phase 1
Phase 2
Phase 3
Phase 4
Commercialization
D
M
M
M
M
(1)
(2)
(3)
(3)
R
9
Most of our current
programs currently in
Phase 1

At the Forefront of Plant Genomics
¢ >10 collaboration agreements
¢ Portfolio of 23 product programs
 across various crops and traits
¢ 100s of genes being developed in
 partners’ pipelines
¢ Most advanced genes in Phase 2
¢ Monsanto as a strategic
 shareholder holding c.9.8%
Combined
market share
Partnerships with world leading seed companies
10
(1) Source: Phillips McDougall.
(2) Limagrain is the controlling shareholder of Vilmorin & Cie, a global leading seed manufacturer. Limagrain is also the sole owner of Biogemma, with which Evogene has an existing collaboration.
2013
2011
2008
2007
2013
2011
2007
2013
2009
2010
2009
2007
2010
(2)
c.60%(1)

At the Forefront of Plant Genomics
Our unique position
Solving the industry bottleneck - integration and analysis of genomic ‘Big Data’
Widening spectrum of data
types and sources
Growing amount of data
Declining cost of data
production
Source: National Library of Medicine: NCBI data
and user service.
Source: National Human Genome Research
Institute.
Proprietary
and public
raw
datasets
The key challenge in the industry has shifted from data generation to data integration and analysis

At the Forefront of Plant Genomics
Proprietary
and public
raw
datasets
Optimize gene efficacy
and product success
Elements for
efficacy
Breeding enhancement
Molecular
markers to
enhance
breeding
Genes
impact
traits
Identify novel targets
Genes
serving
as targets
Gene
• Over 200 plant species
• Multiple data types
• 700 Tb of accumulated data
Our technology platform
Combining computational power and plant science
12
Microbial
• Recently added microbial data
 as part of Insect Resistance
 program
Data Integration
Raw data
Integrated database
OMIC data analysis
Output

At the Forefront of Plant Genomics
1.
Who we are
2.
Areas of activity
3.
Corporate and financial overview
Summary

At the Forefront of Plant Genomics
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Strategic position in plant genomics
Unique technology platform combining expertise in plant science and cutting edge computational skills

Our technology drives our business

At the Forefront of Plant Genomics
2006
Yield and
drought
2011
Yield,
drought and
fertilizer
2007
Yield and
drought
2008
Yield,
drought,
and fertilizer
2009
Yield

2010

Yield,
drought and
fertilizer
2012
Yield and
drought
2013
Drought and
fertilizer
A. Seed traits - yield and abiotic stress
Collaborations to date
(1) Biogemma is a wholly owned subsidiary of Limagrain.
(1)
15
Yield,
drought and
fertilizer

At the Forefront of Plant Genomics
Yield & Abiotic stress - current product program pipeline
Phase 4
Phase 3
Phase 2
Corn	1. Yield

2. Abiotic stress

3. Nitrogen use efficiency
4. Yield
5. Abiotic stress
6. Yield

7. Abiotic stress

8. Nitrogen use efficiency

9. Yield
10. Abiotic stress
11. Nitrogen use efficiency
12. Yield
13. Abiotic stress
14. Nitrogen use efficiency
15. Yield
16. Abiotic stress
17. Nitrogen use efficiency
Phase 1
Discovery
Crop
Trait
Partner

At the Forefront of Plant Genomics
Collaboration with Monsanto
Focus on yield and abiotic stress - Aug. 2008, extended Nov. 2011 and Oct. 2013
¢ 8 Year collaboration
¢ Traits - yield, drought tolerance, fertilizer utilization
¢ Biotic stress traits - Fusarium resistance
¢ Crops - corn(1), soybean, cotton, canola
¢ c.$68m in R&D and up-front payments by Monsanto over collaboration period
¢ Milestone payments + royalties based on sales
¢ Equity investment in Evogene - $30m (including $12m in recent IPO)
Gene discovery and trait optimization by Evogene
Development and commercialization by Monsanto
Yield
Drought
Fertilizer utilization
Model
plant
validation
(1) Fusarium resistance activities are only in corn.

At the Forefront of Plant Genomics
Legend
(1) Scope of rice activity currently limited.
A. Seed traits - yield and abiotic stress
Current focus and future value drivers
Potential value drivers
Current focus and future opportunities
Phase advancements
Corn, soybeans
Wheat, rice(1)
Canola, cotton
Yield
Nitrogen use efficiency
Abiotic stress (focus on
drought)
Sugar beet, vegetables
Cold tolerance
Current focus
Future opportunities
Strengthen R&D
leadership
New crops/traits
(e.g. vegetables/yield)
Traits
Crops

At the Forefront of Plant Genomics
2011
2007
2009
2013
B. Seed traits - biotic stress
Collaborations and programs to date
Soybean
cyst
nematode
Banana
black
sigatoka
Soybean
rust
Soybean
cyst
nematode
19
Soybean
rust
Fusarium
resistance
Soybean
Aphids
Corn
Rootworm
2014

At the Forefront of Plant Genomics
Biotic stress - current product program pipeline
Note: Any results, estimates, or calculations relating to probability of success at each phase of development may differ from company to company and across products. Furthermore, any such results, estimates, calculations, or probabilities may differ depending on a range of varying factors, including, but not limited to, market conditions, changing regulations or longer than expected regulatory processes, the traits and the crops that are the target of research or collaboration and the amount of resources available, or devoted to, particular research or collaboration projects by us or our collaborators.
20
Phase 4
Phase 3
Phase 2
Corn	1. Fusarium
2. Rootworm
Soybean	3. Asian Rust
4. Nematode
5. Aphids
Banana	6. Black Sigatoka
Phase 1
Discovery
Crop
Trait
Partner

At the Forefront of Plant Genomics
¢ Research period extended to March 2017
¢ Trait - Soybean Cyst Nematode (SCN) Resistance
¢ Main crop - soybean
¢ R&D reimbursement by Syngenta
¢ Milestone payments + royalties based on sales
Model and target plant
validation and product
development
Collaboration with Syngenta
Focus on biotic tress - Jun. 2009, expanded and extended Sep. 2013
Gene discovery by Evogene
Development and commercialization by Syngenta
Soybean Cyst
Nematode

At the Forefront of Plant Genomics
B. Seed traits - Biotic stress
Current focus and future value drivers
Potential value drivers
Current focus and future opportunities
Phase advancements
Soybean
Banana
Wheat
Extend into new traits
e.g. additional insect resistance programs
R&D platforms extension
Crops
Fungi resistance
Insect resistance
Nematode resistance
Bacteria resistance
Virus resistance
Herbicide tolerance (HT)
Rice
Traits
22
Cotton
Corn
Legend
Current focus
Future opportunities

At the Forefront of Plant Genomics
C. Ag-chemicals
Market and activity to date
Chemistry
+
 ¡ Initiated in 2012, ag-chemicals is a new field for Evogene
 ¡ Discovery initiated - identifying targets within plant that can be inhibited by herbicides
 ¡ Dedicated computational platforms under development -
 leveraging tools from existing platforms and adding
 tailored new tools
(1)  No collaboration is currently in place.
Combining biology and chemistry to drive innovation

✓ Herbicides
 ¡ Steady increase

At the Forefront of Plant Genomics
Legend
C. Ag-chemicals
Current focus and future value drivers
Potential value drivers
Current focus and future opportunities
Herbicides / crop enhancers
discovery
Ag-Chemicals
Ag-Biologicals
Collaborations with
ag-chemicals companies
Novel herbicide
targets and hits
Application
New fields -
ag-biologicals
24
Yield & ABST
Herbicides
Fungicides
Insecticides
Plant Health
Fertilizer Utilization
Pesticide
Control
Crop
Enhancers
Nematicides
Current focus
Future opportunities
Market & Traits

At the Forefront of Plant Genomics
D. Evofuel
Market
Current market: industrial uses
Future market: Biodiesel
 Source: OECD and FAO Secretariats, Agricultural outlook 2011-2020, as of June 15, 2011.
Long term use
■Second generation feedstock for biodiesel
The need
■Cost competitive and scalable feedstock production
■Not competing with land for food crops
Short term use
■Existing industries: biopolymers, lubricants, paints, etc.
The need
■High and volatile oil prices
▪ Established in 2012 as a wholly owned subsidiary
▪ Primary product - castor bean seeds
▪ Core assets include proprietary castor bean varieties
Leveraging plant genomics capabilities to plant-based industries
Biodiesel production growing globally

At the Forefront of Plant Genomics
Brazil commercial sales
D. Evofuel
Activity to date and future value drivers
▪ >5 million ha. potential for castor large scale production in Brazil
▪Downstream strategic partnerships in target markets
Argentina 2013
Israel 2013
Potential value drivers
Strategic downstream
collaborations
Development of next-generation
varieties (no-ricin)

Commercialization of advanced castor varieties expected in 2016

At the Forefront of Plant Genomics

1.
Who we are
2.
Areas of activity
3.
Corporate and financial overview

At the Forefront of Plant Genomics
Corporate and financial overview
¢ Corporate Identity
 ¢ Key milestones:
 ¢ 2002 - spins off from Compugen
 (NASDAQ:CGN)
 ¢ 2007 - lists on TASE (EVGN)
 ¢ 2013 - lists on NYSE (EVGN)
 ¢ Market cap(1) c.$420m, c.25m shares
 outstanding
 ¢ 200 FTEs, 87% R&D positions
¢ Cash position
 ¢ c.$124m in cash, cash equivalents, short and
 long term bank deposits and marketable
 securities (as of 31 March, 2014)
    ¢ Completed c.$85m equity raising (gross
                      proceeds) in November 2013
(US$ in millions)
(US$ in millions)
(1) As of June 11, 2014
(2)  R&D costs comprise COGS (R&D expenses to support ongoing collaborations) and Independent R&D expenses (R&D expenses for our self-
 funded programs).
28
¢ Financial position (as of 31 March, 2014)
 ¢ $17.6m in revenues in FY13, $3.9m in
 1Q14, mostly R&D payments
 ¢ Total R&D costs(2) were $21.2m in FY13,
 and $5.2m in 1Q14, comprising:
¢ COGS
¢ Independent R&D expenses
ה

At the Forefront of Plant Genomics
Summary
Multiple future value drivers
Strategic position in plant genomics - engine for agricultural innovation
Unique technology platform, combining expertise in plant science and cutting-edge computational tools
Diversified product portfolio with multiple paths of commercialization
Partner of choice for industry leaders

At the Forefront of Plant Genomics
30

Thank You!

At the Forefront of Plant Genomics
1
1
Agriculture Productivity - Market and Offering
18 June, 2014      Ido Dor, Director
      Business Development

At the Forefront of Plant Genomics
This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and
“potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-
looking statements contained in the PSLRA.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance.
Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond
Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the
Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.”

All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of
Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.
Safe Harbor Statement
2

At the Forefront of Plant Genomics

1.
Agriculture productivity
2.
Evogene’s offering
3.
Summary
Summary
3

At the Forefront of Plant Genomics
4
Decreasing arable land per capita
(Hectares per capita, globally)
Change in agricultural yields
10-year rolling average change in yield (1)
Source: USDA.
Source: FAO.
Importance of productivity
Indexed area and production trends (1)
Source: USDA.
The
Green
Revolution
Biotechnology
Ag Productivity Market Drivers
Supply and demand gap
Maintaining and accelerating agricultural productivity is a central component of achieving global food and nutrition security

At the Forefront of Plant Genomics
Ag Productivity - Grower’s Point of View
Example - corn
5
666
Total
cost
Value
less cost
Total
value
Agriculture
productivity
inputs
Fertilizer
Other operational cost
Allocated overhead
Source: USDA Economic Research Services
Corn production costs - $ per acre - 2012,13 US average
Ag chemicals
Seed

At the Forefront of Plant Genomics
6
A combined market of ~$94B
Seeds - ~$40B market
Ag Chemicals - $54B market
‘Seed internal’ (traits & seeds)
Impacting ag productivity by
improving the seeds
‘Beyond the seed’
Impacting ag productivity by
applications applied externally
Source: Phillips McDougall, 2013

At the Forefront of Plant Genomics

1.
Agriculture productivity
2.
Evogene’s offering
3.
Summary
Summary
7

At the Forefront of Plant Genomics
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Unique technology platform combining
expertise in plant science and cutting edge
computational skills
8
Strategic Position In Plant Genomics
Evogene’s offering

At the Forefront of Plant Genomics
Biotechnology-based crops are growing at ~18% per year since the technology became commercial in the late 1990s
Commercial Seeds Market
Global market development 2003 - 2013
(US$ in millions)
Source: Phillips McDougall.
9
+9%
2013
39,425
2012
37,560
2011
34,495
2010
30,820
2009
27,755
2008
26,020
2007
21,710
2006
20,340
2005
19,752
2004
19,000
2003
17,230
Conventional seeds
GM seeds

At the Forefront of Plant Genomics
10
Industry Leaders
Commercial seed sales (US$ millions, 2012)
Seven industry leaders responsible for ~64% of seed market
Source: Phillips McDougall, 2012

At the Forefront of Plant Genomics
Trait	Estimated trait value (US$m)
Yield & abiotic stress
Yield - Corn	>1,500
Fertilizer Utilization - Corn	>1,000
Drought Tolerance - Corn	>500
Biotic - disease resistance
Fusarium stalk rot resistance - corn	<200*
Rust resistance - Soybean	>500
Trait	Estimated trait value (US$m)
Biotic - insect resistance
Hemiphtera resistance - Soybean	>500M
Rootworm resistance - Corn	>1,000*
Generating Revenues From Biotech Seeds
Current and untapped market potential
Seed price to farmer
11
Additional
traits
Insect
resistance
Herbicide
tolerance
Standard
seed price
The opportunity
(US$bn)
US$1.6bn(1) revenues
US$3.0bn(1) revenues
Current existing
potential - $4.6B(1)
Source: Phillips McDougall
*Internal Evogene estimates
Source: Phillips McDougall
*Company’s estimations
Source: Cropnosis
(1): 2011 data

At the Forefront of Plant Genomics
Strategic Position In Plant Genomics
Evogene’s offering
12
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Unique technology platform combining
expertise in plant science and cutting edge
computational skills

At the Forefront of Plant Genomics
Legend
(1) Scope of rice activity currently limited.
Seed traits - yield and abiotic stress
Current focus and future value drivers
Potential value drivers
Current focus and future opportunities
Phase advancements
Corn, soybeans
Wheat, rice(1)
Canola, cotton
Yield
Nitrogen use efficiency
Abiotic stress (focus on
drought)
Sugar beet, vegetables
Cold tolerance
Current focus
Future opportunities
Strengthen R&D
leadership
New crops/traits
(e.g. vegetables/yield)
Traits
Crops
13

At the Forefront of Plant Genomics
14
Gene2Product Platform
Gene optimization

At the Forefront of Plant Genomics
15
Strategic Position In Plant Genomics
Evogene’s offering
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Unique technology platform combining
expertise in plant science and cutting edge
computational skills

At the Forefront of Plant Genomics
Seed traits - Biotic stress
Current focus and future value drivers
Potential value drivers
Current focus and future opportunities
Phase advancements
Soybean
Banana
Wheat
Extend into new traits
e.g. additional insect resistance programs
R&D platforms extension
Crops
Fungi resistance
Insect resistance
Nematode resistance
Bacteria resistance
Virus resistance
Herbicide tolerance (HT)
Rice
Traits
16
Cotton
Corn
Legend
Current focus
Future opportunities

At the Forefront of Plant Genomics
17
Insect Resistance
A new field for Evogene

At the Forefront of Plant Genomics
- Confidential -
Growing Market
Source: Phillips McDougall
18
Insect Resistance Market
Need for novel solutions
Emerging Resistance
BT - One Solution Does Not Fit All
“Stink bug population spreading across USA”
USA Today, 3/25/11
BT Focused Solutions
n Novel products in
 pipelines include
 several MOAs:
 ¡ Still mainly BT-
 focused
 ¡ Mostly targeting
 the same insects
Source: companies official publications
2009
116
2012
174
2011
150
2010
131
188
2013
Stacked
Insect Resistance

At the Forefront of Plant Genomics
- Confidential -
19
Insect Resistance GM Solutions
Products of focus
Rootworm - Corn
Aphids - Soybean
▪ Top insect for major crop - trait value
 estimated at >$500M*
▪ No biotechnology solutions
▪ Partner indication for need
▪ Relevant across crops - Soy è Corn è Cotton
▪ Other top insects from order
▪ Top insect for major crop - trait value
 estimated at ~$1,000M*
▪ Resistance rising to existing solutions
▪ Partner indication for need
▪ Other top insects from order
Addressed insect
Unaddressed insects
*Evogene internal estimates

At the Forefront of Plant Genomics
20
Strategic Position In Plant Genomics
Evogene’s offering
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Unique technology platform combining
expertise in plant science and cutting edge
computational skills

At the Forefront of Plant Genomics
(US$ in millions)
The Ag Chemicals Market
Key market figures
Market development 2003-2013
The science of crop protection is expanding beyond traditional Ag Chemicals to include new technologies to develop more effective products
Ag Chemical Segments
2013 - $54B Sales
21
2010
2009
2008
2011
2007
2006
2005
2004
2003
+7%
54,208
2013
+9%
2012
49,548
Source: Phillips McDougall

At the Forefront of Plant Genomics
22
Six industry leaders are responsible for ~80% of the Ag Chemicals market
Industry Leaders
Ag chemicals sales (2013)
Source: Phillips McDougall
Source: Phillips McDougall

At the Forefront of Plant Genomics
Herbicides / crop enhancers
discovery
Ag-Chemicals
Legend
Ag-chemicals
Current focus and future value drivers
Potential value drivers
Current focus and future opportunities
23
Current focus
Future opportunities
Ag-Biologicals
Collaborations with
ag-chemicals companies
Novel herbicide
targets and hits
Application
New fields -
Ag-Biologicals
Yield & ABST
Herbicides
Fungicides
Insecticides
Plant Health
Fertilizer Utilization
Pesticide
Control
Crop
Enhancers
Nematicides
Market & Traits

At the Forefront of Plant Genomics
The Herbicide Industry
The need
No new herbicide with a new ‘Mode of Action’ introduced in the past 20 years
24
Growing need for innovation
Source: Phillips McDougall.
# Modes of Action (MOA) available
Weed resistance is soaring
Source: WSSA.
# of species with multiple resistance
Regulation pressure

At the Forefront of Plant Genomics
25
Biology
Chemistry
Convergence of Plant Biology and Chemistry
First milestone achieved
Novel herbicides
Validation of new MOA

At the Forefront of Plant Genomics
Ag-chemicals
Current focus and future value drivers
26
Legend
Potential value drivers
Current focus and future opportunities
Current focus
Future opportunities
Ag-Chemicals
Herbicides / crop enhancers
discovery
Ag-Biologicals
Collaborations with
ag-chemicals companies
Novel herbicide
targets and hits
Application
New fields -
ag-biologicals
Yield & ABST
Herbicides
Fungicides
Insecticides
Plant Health
Fertilizer Utilization
Pesticide
Control
Crop
Enhancers
Nematicides
Market & Traits

At the Forefront of Plant Genomics
27
Ag-Biologicals
The market
Ag-Biologicals M&As & collaborations
Estimated to reach ~ $7.5B by 2020
Piper Jefferie's growth estimates
Short Time to Product, Significantly Lower Development Cost
Microbial
Collection
Bio-
Stimulant
4-7 years, $5M-$8M
Source: Internal Evogene estimates

At the Forefront of Plant Genomics
28
Strategic Position In Plant Genomics
Evogene’s offering
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Unique technology platform combining
expertise in plant science and cutting edge
computational skills

At the Forefront of Plant Genomics
Evofuel - Seed Company
Castor bean - first crop of focus
29
■ Existing industries: biopolymers, lubricants, paints, etc.
■ Global production 2013: c.650,000 ton à rigid demand
■ Main exporters: EU, U.S., China
The need
■ Secure stable supply at stable price
Current market: industrial uses
■ Global biodiesel production (2013) - c.27bn litres
 The need
■ Cost competitive and scalable feedstock production
Strategic market: Biodiesel
$100/brl
$50/brl
Soybean & castor oil prices in past year
Sources: Bloomberg data;
Grain Report, Brazil Biofuel
Annual Report 2013

At the Forefront of Plant Genomics
¡ Supply high performing seed
 varieties
¡ Know how on modern
 cultivation (mechanized
 harvest, chemicals, etc.)
¡ Industry exists - currently
 relaying on soybean (~85% in
 Brazil)
¡ Seeking for new feedstock
¡ Large scale agri-businesses
 seeking for new crops -
 improve economics &
 agronomics
¡ Industry exists in Brazil
¡ Production limited by supply
¡ Today capacity - ~120,000 t/yr
¡ 10 years ago : 500,000 t/yr
30
From Seed to Product
Value chain already exists
Grower
Seed supplier
Seed
Grain
Oil
Product
Sources: Internal Evogene
estimates

At the Forefront of Plant Genomics
Evofuel
Activity to date and future value drivers
31
Brazil commercial sales
■ Key markets: Brazil and Argentina
■  >5 million ha. potential for castor large scale production in Brazil
■ Recently signed commercial production agreement with SLC for 2016
Argentina 2013
Israel 2013
Potential value drivers
Strategic downstream
collaborations
Development of next-generation
varieties (no-ricin)
Commercialization of advanced castor varieties expected in 2016
Company estimations

At the Forefront of Plant Genomics
Unique Agricultural Opportunity
 Rotation model with soybean
32
Corn cultivated Area
Primary Soy regions
Secondary Soy regions
Soy expansion regions
Commercial production of castor under SLC collaboration expected in 2016
Source: Internal Evogene
estimates
■ Large scale agribusiness
■ managing 340,000 ha of land across Brazil
■ 16 farms located in Brazilian Savanna
■ Targeting 700,000 ha in 2020/21
SLC background

At the Forefront of Plant Genomics
Recent Updates
Achievement of development and commercialization milestones

At the Forefront of Plant Genomics

1.
Agriculture productivity
2.
Evogene’s offering
3.
Summary
Summary

At the Forefront of Plant Genomics

2007
57,595
2006
52,848
2011
81,034
2013
93,633
2012
87,108
2005
52,566
2004
51,204
2003
45,191
2010
72,111
2009
67,902
2008
69,207
Utilizing plant genomics to improve plant productivity - potential addressable market of ~$94B
Ag Chemicals
Seeds and seeds traits
Agriculture Productivity Inputs
Seeds and Ag Chemicals market development 2003-2013
(US$ in millions)
Source: Phillips McDougall.

At the Forefront of Plant Genomics
Strategic Position In Plant Genomics
Main value drivers
36
Proprietary seeds
✓Castor bean
Yield and abiotic stress
✓Yield
✓Drought tolerance
Seed traits
Ag-chemicals
Ag-chem
✓Herbicides
✓Crop enhancers
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Seeds - Evofuel
Brazil commercial sales
Strategic downstream
collaborations
Development of next-generation
varieties (no-ricin)
Herbicides / crop enhancers
discovery
Collaborations with
ag-chemical companies
Novel herbicide
targets and hits
New fields -
ag-biologicals
Phase advancements
R&D platforms extension
Phase advancements
Strengthen R&D
leadership
New crops/traits
(e.g. vegetables/yield)

At the Forefront of Plant Genomics
37

Thank You!

At the Forefront of Plant Genomics
1
Evogene Technology Platform
18 June, 2014     Dr. Alin Sela-Brown
      Director, Labs and QA

At the Forefront of Plant Genomics
Confidential
Agenda
1.
Introduction
2.
Technology Platform Units
3.
Integration & Synergy
2
4.
Summary

At the Forefront of Plant Genomics
Seed traits
Ag-chemicals
Seeds - Evofuel
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Strategic position in plant genomics
Unique technology platform combining expertise in plant science and cutting edge computational skills
3
Our technology drives our business

At the Forefront of Plant Genomics
Seed traits
Yield and abiotic stress
✓Yield
✓Drought tolerance
✓Fertilizer utilization
Ag-chem
✓Herbicides
✓Crop enhancers
Proprietary seeds
✓Castor bean
Biotic stress
✓Plant disease
✓Nematode resistance
✓Insect resistance
Strategic position in plant genomics
4
Our technology drives our business
Biotic stress
Ag-Chemicals
Seed activity
 Core technology
 Validation
 technology
Ag-chemicals
Seeds - Evofuel

At the Forefront of Plant Genomics
Agenda
1.
Introduction
2.
Technology Platform Units
3.
Integration & Synergy
5
4.
Summary

At the Forefront of Plant Genomics
6
Technology Platform Internal Structure
Computational Genomics
IT & Data Management
Labs & Tissue Culture
 Algorithms
 Molecular lab
 Tissue culture
 Seed
 propagation
 Seed
 bank
 Model
 plant
 Target
 plant
 IT
 Information
 Management
 Systems
 Imaging
 & Data
 analysis
 Phenotyping
 & sampling
 QA
 Development
 Bioinformatics

At the Forefront of Plant Genomics
Novel algorithms & methodologies
Multi disciplinary background with deep
understanding in biology & computers
Development
Algorithms
Bioinformatics
Computational Genomics
7
Computational product development
10s of software modules: architecture, user
interface, through-put performance, software
engineering
Ongoing discovery rounds
100s of data sets processing & QC,
1000s curations, 100s of queries

At the Forefront of Plant Genomics
8
Technology Platform Internal Structure
Computational Genomics
IT & Data Management
Labs & Tissue Culture
 Algorithms
 Molecular lab
 Tissue culture
 Seed
 propagation
 Seed
 bank
 Model
 plant
 Target
 plant
 IT
 Information
 Management
 Systems
 Imaging
 & Data
 analysis
 QA
 Development
 Bioinformatics

At the Forefront of Plant Genomics
Labs & Tissue Culture
Transformation & Validation assays
Arabidopsis , Brachypodium, Tomato, Canola
6,000 transformed plants each year
Molecular Lab
Tissue culture
Supporting special requirements of Evogene research activity:
 ▪ Preparation of hundreds of DNA, RNA & special NGS libraries
 ▪ HTP genotyping of multiple species - Genotyping By Sequencing, padlocks etc
 ▪ Tailored projects - Next Generation Interactome, copy number determination
9
RACE & Cloning
Over 1,200 genes per year, 30 species
SOP, QC, Lab notebooks, System calibrations
Safety , regulation
QA

At the Forefront of Plant Genomics
10
Technology Platform Internal Structure
Computational Genomics
IT & Data Management
Labs & Tissue Culture
 Algorithms
 Molecular lab
 Tissue culture
 Seed
 propagation
 Seed
 bank
 Model
 plant
 Target
 plant
 IT
 Information
 Management
 Systems
 Imaging
 & Data
 analysis
 QA
 Development
 Bioinformatics

At the Forefront of Plant Genomics
Management of seed inventory and regulation
79 species
4,273 imported lines
Import / export - new lines are introduced each year
Propagation of seed Core Collections
15 crops, 7 Core collection, support over 40
experiments and field trials
Experiment growth activity and phenotypic collections
40 experiments per year
15 different crops , dozen treatments, in two main season
Seed bank
Seed
propagation
Target plants
Plant Growth
Transgenic seed propagation & Validation assays
16 type of assays in Arabidopsis,
6 type assays in Brachypodium
500,000 plants per year
Model plants
11

At the Forefront of Plant Genomics
12
Technology Platform Internal Structure
Computational Genomics
IT & Data Management
Labs & Tissue Culture
 Algorithms
 Molecular lab
 Tissue culture
 Seed
 propagation
 Seed
 bank
 Model
 plant
 Target
 plant
 IT
 Information
 Management
 Systems
 Imaging
 & Data
 analysis
 QA
 Development
 Bioinformatics

At the Forefront of Plant Genomics
Information Technology & Data Management
Computational, backup & information security
Develop CPU clusters and storage for Bioinformatics needs
Over 1.2 Peta managed data , Over 830 CPU cores
IT
Process & information flow
Oracle BPM technology - modeling platform processes
Online high throughput phonotypic collection systems
Business intelligence tools & monitoring systems
Information
Management
Systems
Imaging
& Data analysis
Image acquisition of validation assays and data processing
Over 10 million data samples automatically processed
Responsible for phenotypic collections across Evogene’s activities
Manage up to 80 season workers
Record more than 3,000,000 phenotypic data points each year
tissues for genotypic data extraction
Phenotypic
& sampling
13

At the Forefront of Plant Genomics
Agenda
1.
Introduction
2.
Technology Platform Units
3.
Integration & Synergy
14
4.
Summary

At the Forefront of Plant Genomics
15
RACE and
cloning
Transformation
Plant growth
Seed
collection
TC
Validation
Data
Collection
Data
analysis
IMS
GH Validation
Arabidopsis
Model Plant
Validation
Day 1 Day 3 Day 5 Day 8 Day 10 Day 12 Day 15….  Day 28
Image Processing
Data Processing
Image Acquisition
Validation Technologies
Plant POC example

At the Forefront of Plant Genomics
Agenda
1.
Introduction
2.
Technology Platform Units
3.
Integration & Synergy
16
4.
Summary

At the Forefront of Plant Genomics
Expanding Infrastructure
17

At the Forefront of Plant Genomics
Expanding Infrastructure
Nov 2012
18

At the Forefront of Plant Genomics
People

At the Forefront of Plant Genomics
20
Thank You!